



Gmail Zoltan Szabadi <[redacted]>

Fwd: Interested in Leavenworth Ice Rink

Zoltan Szabadi <[redacted]> Wed, Oct 16, 2024 at 3:43 PM
To: marco aurilio <[redacted]>, Erik Van Eaton <[redacted]>



Hi Erik, thanks for your patience. The delay was due to some transitions going on with our plans. Marco probably mentioned we were trying to get the rink live this year but the permitting process, although going well, has taken longer than expected. We're now planning to launch in October 2025.

It's exciting that you want to participate given this is a passion project of ours, as well as a legitimate business opportunity. We have quite a nice "moat" given the location, demand, and our position in the town of Leavenworth.

Please let me know when you can get together as I'm rather flexible to meet at our/your place when you're there, and it would be great just to connect and plan out how we can ski together this winter! As for our cabin, despite the delays still going on with our reconstruction, we now plan to be moved back in by the end of November if everything aligns.

Here are some answers to your questions:

> 1. What are the entry requirements for the seed (preferred) investors? Only accredited investors? Minimum buy in? What does that offer look like, if you have created it yet?

>>>> $100K per investor would be the minimum. There are no accreditation requirements (see attached terms). The offer is straightforward - $7.5MM valuation (based on a forecast of $2.5MM in our first year), we're making 1/3 available to investors for $2.5MM, non-dilution. We're raising an additional $300K from WeFunder, of which we've basically raised the first $50K round - that's all revenue share.

> 2. For the crowd investors: Will repayments be annual or quarterly? Will repayments be based off Gross or Net Revenues (what and who gets paid before the crowd)? What secures the crowd's notes?

>>>> We plan to pay out the rev. share annually, targeting total investor payout in three years. They will be paid off via net income. The WeFunder investments are revenue share and are unsecured.

> I assume the crowd's notes will be: (a) not convertible notes; (b) governed under Washington State law - please let me know if either of those assumptions are wrong.

>>>>> Yes, non-convertible notes, governed under the State of Washington.

> 3. For the project overall: Who are you leasing the land from, and why is it only for 3 years? Do you have any commitments yet from the city regarding cross-channel marketing, enhancements to surrounding streets to encourage customer traffic (it's down a steep hill from town, IIRC), signage, etc? The roller coaster is visible to everyone who drives into town from the Seattle side, but this rink is going to be kind of hidden from the main drag of winter tourists. I didn't see a student rate in your SAM calculations, do you plan to make a deal with the school district or run student activities strictly as a private thing?

>>>> We are leasing the land from Rob Johnson, owner of the Enzian Inn and Post Hotel. The Johnson's are a multi-generational Leavenworth family that are passionate about supporting the community and also believe in supporting the tourism industry. We have an LOI with Rob to lease this land on the Wenatchee river for 3 years, starting October 2025. Rob is also interested in a much longer term model with us for the ice rink beyond 3 years. This would fit into the long term plans he has for that property as an ice rink compliments his hotel and other investments.

We have an engineer and architect hired already working on all the plans for road improvement, access, etc,. and keep in mind this area is actively used in the summer for a rafting operation and parking. This spot is already becoming more

and more a part of the core downtown area with Rob's and others investments. Plus we're not really reliant on visibility and foot traffic to bring in customers, and we're only 3 blocks from downtown so it's an easy walk for everyone. We have hired a digital marketing firm.

The town is supportive and because they have a resolution for an ice rink in town, we fulfill that requirement. We also expect they will cover the cost of kids skate passes, although we don't have this commitment yet. We will definitely have a deal with the school district and discounted/free passses for students. A final point is we have a group ready to run an associated non-profit, the Leavenworth Ice Sports Association.

> I know a few folks with big houses on the north shore of Lake Wenatchee - want me to forward your wefunder page to them? Actually, Zoltan knows them too - but maybe I know at least one person he doesn't...

>>> Ha, I love this! Let's talk with them. We are eager to have local investors behind this as it just strengthens the community effort.

> Thanks again!!

Z